Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
 (Stock Code: 857)
Resolutions Passed at the Annual General Meeting for the Year 2008 and
Payment of the Final Dividends

The Board of Directors is pleased to announced that the Annual General Meeting was held in Beijing on 12 May 2009 and the resolutions set out below were duly passed.
The Board of Directors also wishes to notify Shareholders of the details relating to the payment of the final dividends for the year ended 31 December 2008.
Resolutions Passed at the Annual General Meeting (“AGM”)
References are made to the notice of the AGM and the circular (the “Circular”) of PetroChina Company Limited (the “Company”) in relation to the Share Issue Mandate and the Bond Issue Mandate dated 27 March 2009 and the supplemental notice of the AGM dated 8 April 2009, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.
The board of directors (the “Board of Directors”) of the Company is pleased to announce that the AGM of the Company for the year 2008 was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the People’s Republic of China (“PRC”), on 12 May 2009 by way of physical meeting.
The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.
At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

		Number of votes cast and
		percentage of total number of votes cast
Resolutions		For	Against	Abstain	Passing
					Rate

1.	Approve the Report of the Board of Directors of the Company for the year 2008.	165,033,354,768	2,748,101	62,101,988	99.9607%

2.	Approve the Report of the Supervisory Committee of the Company for the year 2008.	165,033,092,868	2,868,801	62,243,188	99.9606%

3.	Approve the Audited Financial Statements of the Company for the year 2008.	164,273,872,068	3,257,901	65,440,888	99.9582%

		Number of votes cast and
		percentage of total number of votes cast
Resolutions		For	Against	Abstain	Passing
					Rate

4.	Approve the declaration and payment of the final dividends for the year ended 31 December 2008 in the amount and in the manner recommended by the Board of Directors.	165,034,599,968	2,078,901	61,525,988	99.9615%

5.	Approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2009.	165,033,198,768	3,290,801	61,715,288	99.9606%

6.	Approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2009 and to authorise the Board of Directors to fix their remuneration.	164,922,161,324	10,043,001	80,451,188	99.9452%

7.	As a special resolution, approve the granting of a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.	162,107,109,251	2,995,550,606	4,621,000	98.1829%

8.	As a special resolution, approve the granting of a general mandate to the Board of Directors to issue debt financing instruments in the aggregate principal amount of up to RMB100 billion on the terms and conditions to be determined by the Board of Directors.	164,964,295,367	137,458,790	4,596,700	99.9140%

9.	Approve the election of Mr Wang Daocheng as an Independent Supervisor of the Company.	163,302,111,773	144,950,501	77,276,303	99.8641%

As the above resolutions numbered 1 to 6 and 9 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolutions numbered 7 and 8 were passed by two-thirds majority, these resolutions were duly passed as special resolutions.
As at the date of the AGM:
(1)	The issued share capital of the Company and total number of Shares entitling the holder to attend and vote for or against the resolutions set out in 1 to 9 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.
(2)	Shareholders or proxies representing 179,287,742,411 Shares with voting rights, representing approximately 97.96% of the total issued share capital of the Company attended the AGM.
(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.
(4)	The poll results were subject to scrutiny by Ms Wang Min, shareholder of A Shares, Mr Cai Mu Xiong, shareholder of H Shares, Mr Qin Gang, supervisor of the Company, Ms Peng Jin of King and Wood, the PRC legal advisors of the Company and Messrs. Deloitte Touche Tohmatsu. Messrs. Deloitte Touche Tohmatsu, have acted as the scrutineer and compared the poll results summary to the poll forms collected and provided by the Company. The work performed by

Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.
Payment of the Final Dividends
The Board of Directors also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2008 are as follows:
The Company will pay final dividends of RMB0.14953 per Share (inclusive of applicable tax) for the year ended 31 December 2008. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on 27 May 2009 (Wednesday) (the “Record Date”). According to Article 163 of the Articles of Association, dividends payable to the Company’s shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi while dividends payable to holders of H Shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H Share:

Conversation rate for final dividends per Share (Renminbi to Hong Kong dollars)	=	Final dividends per Share in Renminbi Average of the closing exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week before 12 May 2009
The average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People’s Bank of China for the week prior to 12 May 2009, that is the date of the AGM at which the final dividends is declared, is RMB0.88025 to HK$1.00. Accordingly, the amount of final dividend payable per H Share is HK$0.16987.
According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on 1 January 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. The Company will not withhold and pay income tax in respect of the dividends payable to any natural person shareholders whose names appear on the Company’s register of members for H Shares on the Record Date.
In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2008, the Company’s register of members of H Shares will be closed from 21 May 2009 (Thursday) to 27 May 2009 (Wednesday) (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on 20 May 2009 (Wednesday). The address of the transfer office of Hong Kong Registrars Limited is Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H Share register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding of corporate income tax.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 19 June 2009, and will be despatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.
Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and China Securities Depository and Clearing Corporation Limited, Shanghai Branch.
By order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board
12 May 2009
Beijing, the PRC
As at the date of this announcement, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr. Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

4